Filed by Enterprise Products Partners L.P.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Enterprise GP Holdings L.P.
Commission File No.: 001-32610
Enterprise Products Partners L.P. is filing an investor presentation that discloses a variety of financial, operating and general information regarding the company. In addition, this material contains references to the proposed merger with Enterprise GP Holdings L.P. The presentation will be posted on our website,www.epplp.com.

Barclays Capital CEO Energy Conference September 15, 2010 Michael A. Creel President & CEO

This presentation contains forward-looking statements and information based on the belief of Enterprise Products Partners L.P. ("Enterprise" or "EPD") and those of its general partner, as well as assumptions made by and information currently available to them. When used in this presentation, words such as "anticipate," "project," "expect," "plan," "seek," "goal," "estimate," "forecast," "intend," "could," "should," "will," "believe," "may," "potential," and similar expressions and statements regarding the plans and objectives of Enterprise for future operations, are intended to identify forward-looking statements. Although Enterprise and its general partner believe that such expectations reflected in such forward-looking statements are reasonable, neither it nor its general partner can give assurances that such expectations will prove to be correct. Such statements are subject to a variety of risks, uncertainties and assumptions. If one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect, actual results may vary materially from those Enterprise anticipated, estimated, projected or expected. Among the key risk factors that may have a direct bearing on Enterprise's results of operations and financial condition are: Fluctuations in oil, natural gas and NGL prices and production due to weather and other natural and economic forces; A reduction in demand for its products by the petrochemical, refining or heating industries; The effects of its debt level on its future financial and operating flexibility; A decline in the volumes of energy commodities delivered by its facilities; The failure of its credit risk management efforts to adequately protect it against customer non-payment; Actual construction and development costs could exceed forecasted amounts; The proposed merger with Enterprise GP Holdings L.P. ("EPE") may not be completed prior to the December 31, 2010 outside termination date, due to failure to obtain the required approvals by EPE unitholders and regulatory agencies, and the possibility that the anticipated benefits of the merger cannot be fully realized; Operating cash flows from our capital projects may not be immediate; National, international, regional and local economic, competitive and regulatory conditions; Terrorist attacks aimed at its facilities; and The failure to successfully integrate its operations with assets or companies, if any, that it may acquire in the future. The foregoing discussion of important factors may not be all-inclusive and Enterprise provides additional cautionary discussion of risks and uncertainties under the captions "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in its recent filings with the U.S. Securities and Exchange Commission. You should not put undue reliance on any forward-looking statements. All forward-looking statements attributable to Enterprise or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements contained herein, in such filings and in its future periodic reports filed with the U.S. Securities and Exchange Commission. Enterprise has no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. Forward Looking Statements

Investor Notice In connection with the proposed merger, a registration statement of EPD, which will include a proxy statement of EPE and other materials, will be filed with the Securities and Exchange Commission ("SEC"). INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT AND THE DEFINITIVE PROXY STATEMENT / PROSPECTUS AND THESE OTHER MATERIALS REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT EPD, EPE AND THE PROPOSED MERGER. A definitive proxy statement / prospectus will be sent to security holders of EPE seeking their approval of the proposed merger. Investors and security holders may obtain a free copy of the proxy statement / prospectus (when it is available) and other documents containing information about EPE, without charge, at the SEC's website at www.sec.gov. EPD, EPE and their respective general partners, and the directors and certain of the executive officers of the respective general partners, may be deemed to be participants in the solicitation of proxies from the unitholders of EPE in connection with the proposed merger. Information about the directors and executive officers of the respective general partners of EPD and EPE is set forth in each company's Annual Report on Form 10-K for the year ended December 31, 2009, which were each filed with the SEC on March 1, 2010. These documents can be obtained free of charge from the source listed above. Other information regarding the person who may be "participants" in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement / prospectus and other relevant materials to be filed with the SEC when they become available.

Overview Largest publicly traded energy partnership in U.S. with an enterprise value of approximately $37 billion (as of September 10, 2010) Diversified, integrated midstream energy system serving producers and consumers of natural gas, NGLs, crude oil, petrochemicals and refined products Accesses some of the most prolific natural gas, NGL and crude oil supply basins in the U.S. including non-conventional and shale plays Handles natural gas volumes equal to almost 20% of total U.S. demand Serves all U.S. ethylene steam crackers (largest NGL market) Large asset footprint generates growth opportunities Delivered record operating performance in each of the last 4 years Announced merger with Enterprise GP Holdings L.P. to lower long- term cost of capital and simplify partnership structure

Leading Business Positions Across Midstream Energy Value Chain NGL Fractionation Storage Gas Processing Natural Gas Pipelines Storage Crude Oil Pipelines Crude Oil Refining Refined Products Pipelines Mixed NGLs Pipelines NGL Pipelines Iso-Butane Butane Propane Ethane Nat. Gasoline Natural Gas Natural Gas Pipelines Natural Gas Mixed NGLs Storage Storage Natural Gas Pipelines Midstream Energy Services Earn fees at every link of the value chain Barges Barges Trucks Crude Oil

49,100 miles of natural gas, NGL, crude oil, refined products and petrochemical pipelines 195 MMBbls of NGL, refined products and crude oil & 27 Bcf of natural gas storage capacity 25 natural gas processing plants 18 fractionation facilities 6 offshore hub platforms NGL import / export terminals Butane isomerization complex; Octane enhancement facility Major Asset Overview EPD Portfolio of Integrated Assets

Onshore Gas Onshore Crude Offshore Petchem NGL P/L 0.14 0.04 0.09 0.15 0.58 4% 9% 15% 58% 14% Geographic and Business Diversification Provide Multiple Earnings Streams $3.1 Billion Gross Operating Margin LTM Ended June 30, 2010 Approx. 70% Fee Based NGL Pipelines & Services (58%) Natural gas processing & related NGL marketing activities NGL fractionation plants NGL import / export terminals NGL pipelines and storage Onshore Natural Gas Pipelines & Services (14%) Natural gas pipelines & related marketing Natural gas storage facilities Petrochemical and Refined Products & Services (15%) Refined products and petrochemical pipelines Butane isomerization facilities Propylene fractionation facilities Octane enhancement facility Marine terminals & transportation Onshore Crude Oil Pipelines & Services (4%) Crude oil pipelines, storage terminals & related marketing Offshore Pipelines & Services (9%) Natural gas pipelines Crude oil pipelines Platform services

Record Operating Performance(1)... 2005 2006 2007 2008 2009 6 Mos 2010 NGL, Crude Oil & PetChem P/L Volumes 1669 3406 3574 3704 3990 4025 NGL, Crude Oil, Petrochemical & Refined Products Pipeline Volumes 2005 2006 2007 2008 2009 6 Mos 2010 NGL, Propylene & Butane Frac 428 461 563 585 626 633 NGL / Propylene Fractionation & Butane Isomerization Volumes 2005 2006 2007 2008 2009 6 Mos 2010 NGL, Propylene & Butane Frac 68 63 88 108 117 124 Equity NGL Production (1) Recast to include TEPPCO for all periods prior to the merger, which was completed on October 26, 2009. 2005 2006 2007 2008 2009 6 Mos 2010 Onshore NatGas P/L Volumes 5.9 7.9 8.5 9.6 10.5 11.3 Offshore 1.8 1.5 1.6 1.4 1.4 1.4 Onshore & Offshore Natural Gas Pipeline Volumes 9.4 10.1 Offshore Onshore 11.0 11.9 12.7

....Drives Strong Financial Results Gross Operating Margin 2005 2006 2007 2008 2009 6 Mos 2010 Gross Op Margin 1.13 1.8 2 2.6 2.8 1.6 2005 2006 2007 2008 2009 6 Mos 2010 Adjusted EBITDA 1.1 1.7 2 2.5 2.7 1.6 Adjusted EBITDA 2005 2006 2007 2008 2009 6 Mos 2010 DCF 0.9 1 1 1.4 1.6 1.1 Distributable Cash Flow 2005 2006 2007 2008 2009 2010 Capital Investment Growth 1.2 2 2.8 3.1 1.7 3 Capital Investments (1) Projected 2004 2005 2006 2007 2008 2009 2010 Gross Op Margin 1.54 1.7 1.83 1.95 2.08 2.195 2.32 Distributions Declared Recommended 2005 2006 2007 2008 2009 6 Mos 2010 Retained DCF / Coverage 168 98 26 314 264 256 Retained DCF / Coverage 1.1x 1.0x 1.3x 1.2x 1.4x (1) Represents cash used in investing activities as presented on our Statements of Consolidated Cash Flows before changes in restricted cash.

Major Growth Projects... $2.6 Billion Completed through 2Q 2010 ....approximately $5.0 Billion in construction projects

Visibility to EPD Growth Barnett Shale Full year benefit from Sherman Extension pipeline Completed Trinity River Lateral pipeline in July 2010 Haynesville Shale Acquisition of M2 Midstream assets; provide platform for growth in gathering and treating services Haynesville Extension pipeline on schedule for 3Q 2011 in service Haynesville Extension is catalyst for new contracts to serve industrial markets in South Louisiana; superior delivery points for producers Eagle Ford Shale Build / expand rich and lean natural gas, crude oil and condensate pipelines, natural gas processing plants and NGL fractionators Expand Wilson natural gas storage facility Petrochemical preference for NGLs vs. Crude Oil derivatives Build / expand NGL fractionators and distribution pipelines Contracts to supply NGLs

EPD Haynesville Shale Activity Overview Currently producing approximately 3.2 Bcf/d; estimated 2010 exit rate of 3.7-4.0 Bcf/d 170 rigs currently drilling at 10,500-13,000 feet 250 Tcf estimated reserves Initial production rates as high as 30 MMcf/d More than 3 million acres currently under lease Additional success in Bossier Shale $1.2 billion M2 Midstream acquisition Provides EPD with an excellent footprint from which to grow a natural gas gathering business in core area of Haynesville / Bossier shale play Complements Haynesville Extension Completed expansion of State Line capacity from 400 to 700 MMcf/d in June 2010 Haynesville Extension pipeline project $1.6 billion 270-mile, 42" / 36" pipeline with approximately 1.8 Bcf/d of capacity Provide access to industrial and utility markets on Acadian System, Henry Hub and 9 interstate pipelines, including Florida Gas Transmission, Sonat, Transco and Texas Eastern Subscribed under long-term firm contracts Locked-in pipe / steel costs Acquired over 50% of ROW; will begin laying pipe early 1Q 2011 Estimated completion in October 2011 Source: PIRA

Eagle Ford ("EF") Shale Overview

Overview

- EF has a broad range of potential at depths ranging from 4,000–14,000 feet with more than 5.2 million acres under lease along the Texas Gulf Coast
- Wells range from crude oil / condensate with associated rich natural gas to lean natural gas
- Liquid content ranges 0.1–9.0 GPM; Btu from 980 to 1,300; and crude gravity range 40°–70°
- Potential resource: 60 Tcf natural gas; 12.0 BBbls of crude / condensate; 5.0 BBbls of NGLs
- Crude, condensate and NGL prices are accelerating pace of development
- Indicative $3.00 breakeven gas price on rich gas wells on an estimated well cost of $4 million
- Producers ramping up rigs for 2010: 100 rigs now drilling in EF Shale play
- 175 producing wells drilled with another 150+ in various stages of drilling and completion
- Current EF production approximately 300 MMcf/d of natural gas and 40 MBPD of crude / condensate

EPD Growth Plans

- Focus on EF areas with crude oil / condensate with associated NGL-rich natural gas production
- Maximize utilization of existing system supported by small incremental expansions
- Execute long-term, firm contracts and acreage dedications to support major expansions
  - To date, have executed agreements with a combination of acreage dedications and throughput commitments to support announced expansions of approximately 1.0 Bcf/d
- Announced major expansions
  - 140-mile crude oil pipeline and associated storage to facilitate deliveries to Cushing and Houston markets
  - 168-mile rich natural gas mainline
  - 600-900 MMcf/d natural gas processing plant
  - 64-mile residue natural gas pipeline from processing plant to Wilson storage facility and downstream 3rd party pipelines
  - 5 Bcf expansion of Wilson natural gas storage facility
  - 127-mile NGL pipeline from processing plant to Mont Belvieu, expandable up to 120 MBPD
  - 75 MBPD NGL fractionator V at Mont Belvieu

Source: Texas Railroad Commission and Rigdata

© All rights reserved. Enterprise Products Partners L.P.
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Eagle Ford Shale Natural Gas / NGL Expansion

Eagle Ford Crude Expansion

Petrochemical Preference for NGLs Demand and Margin Comparison Source: Pace Hodson, CMAI, quoted forward prices for feedstocks and company estimates on September 8, 2010 Ethylene production from steam crackers is currently at 53 billion pounds per year, which compares to an average 51 billion pounds per year for the last five years Ethylene capacity has declined from approximately 62 billion lbs/year at the end of 2008 to 57 billion lbs/year currently, with most of the rationalization occurring in 2009 in heavy cracker space Ethane is forecasted to continue to provide ethylene producers consistently higher margins than more costly crude oil derivatives over next 12 months Ethylene producers continue to maximize light- end feedstocks with daily volumes of ethane and propane consistently at 1.3 MMBbls/d or 83% of feedslate in 2010 vs. 5-yr average of 67% Cracker modifications have accounted for more than 100 MBPD increase in ethane and NGL cracking capacity; estimate another 100 MBPD of modifications being evaluated Forward Ethylene Margin by Feedstock 1Q00 2Q 3Q 4Q 1Q01 2Q 3Q 4Q 1Q02 2Q 3Q 4Q 1Q03 2Q 3Q 4Q 1Q04 2Q 3Q 4Q 1Q05 2Q 3Q 4Q 1Q06 2Q 3Q 4Q 1Q07 2Q 3Q 4Q 1Q08 2Q 3Q 4Q 1Q09 2Q 3Q 4Q 1Q10 2Q10 8/31/2010 Ethane 863 798 810 759 629 749 774 749 774 729 785 763 759 614 661 719 740 747 797 818 784 769 682 614 735 769 738 739 729 749 776 813 789 812 638 627 680 835 803 877 879 830 937 Propane 333 358 279 265 264 240 289 273 333 360 363 276 286 299 284 324 343 386 347 394 398 363 347 297 368 410 356 364 385 403 370 337 332 376 333 206 245 335 377 361 338 381 367 Butane 22 112 54 34 29 74 47 34 41 111 47 16 26 95 76 7 41 65 48 18 37 67 57 31 27 89 112 77 80 106 83 49 45 71 115 52 36 62 61 53 63 64 47 NGL Demand by Ethylene Industry

Petrochemical Preference for NGLs Expansion of MTBV NGL Fractionator Mont Belvieu complex is centerpiece of the largest NGL hub in the U.S. Over 100 MMBbls of multiple product underground storage capacity Enterprise's NGL distribution system is connected to all major refineries and petrochemical facilities NGL fractionation capacity expansion to 380 MBPD 4th 75 MBPD fractionator in service in 4Q 2010 5th 75 MBPD fractionator estimated completion in early 2012 Enterprise entered into a new 6-year agreement with Anadarko to provide up to 62 MBPD of firm fractionation capacity which began September 1, 2010 Single largest fractionation agreement in Enterprise history

Merger Between Enterprise Products Partners L.P. (EPD) & Enterprise GP Holdings L.P. (EPE)

EPD / EPE Merger Transaction Summary Enterprise Products Partners L.P. (NYSE: EPD) and Enterprise GP Holdings L.P. (NYSE: EPE) have agreed to merge. EPD will acquire all outstanding EPE units through a unit-for- unit exchange whereby EPE unitholders would receive 1.5 EPD units for each EPE unit Transaction value: approximately $9.1 billion Cancels EPD GP's incentive distribution rights, 2% GP partner interest and approximately 21.6 million EPD units owned by EPE 39.0 million ETE units owned by EPE are retained by EPD EPD to refinance approximately $1.1 billion of EPE debt on a long-term basis Represents an approximate 16% premium to EPE's closing price on September 3, 2010 Represents a substantial increase in distributions to EPE unitholders, approximately 54% based on EPD and EPE's respective cash distributions paid in August 2010 An affiliate of privately-held Enterprise Products Company ("EPCO") will waive distributions on certain EPD common units for five years following the merger totaling over $275 million of waived distributions based on August 2010 distribution rate Certain affiliates of EPCO that own approximately 76% of total EPE units outstanding have executed a support agreement to vote in favor of the merger EPD has stated its intent to increase the quarterly distribution rate to $0.5825 per unit and $0.59 per unit for the distributions with respect to the 3rd and 4th quarter of 2010, respectively

Strategic Rationale and Benefits to EPD Lowers EPD's long-term cost of capital by permanently cancelling EPD GP's incentive distribution rights Enhances cash accretion from investments in organic growth projects and acquisitions Allows EPD to maintain its competitive position when pursuing growth opportunities Reduces complexity of partnership structure Enhances transparency for debt and equity investors Unit-for-unit exchange finances approximately 88% of $9.1 billion purchase price with EPD equity Annual synergies of approximately $6 million primarily from eliminating public company expenses associated with EPE Lower Cost of Capital Simplifies Structure Maintains Flexibility Cost Savings

EPD Financial Snapshot (1) Includes current maturities of long-term debt. (2) Debt in this calculation has been adjusted to reflect the average 50% equity credit that the rating agencies ascribe to the Junior Subordinated Debt. Debt has also been reduced by $495 million of unrestricted cash at June 30, 2010. (3) Assumes first call date for the Junior Subordinated Debt. (4) Total unrestricted cash and available capacity under bank credit facilities.

Balance Distribution Growth with Retaining DCF for Financial Flexibility LP Distributions GP Distributions Retained DCF East 6498 913 1419 1999 - 2Q 2010 16% DCF Retained ($ in millions) 1.2x LP Distribution Coverage Distributions Declared

EPD and AMZ MLP Index Attractive Total Return vs. Other Asset Classes 1 CAGR calculations based upon closing prices ending the last trading day of the 2nd quarter for each period Commodities: S&P World Commodity Index; EPD: Enteprise Products Partners L.P.; Hedge Funds: CS Tremont Hedge Fund; High Yield: Vanguard High Yield US Corporate Fund; IG Bonds: Vanguard Intermediate Term US Investment Grade Fund; MLP Index: Alerian Index; Non-US Equity: MSCI Daily Total Return EAFE Index; REIT: S&P REIT Index; S&P 500: S&P 500 Index; Small Cap Equity: Russell 2000 Index Source: Bloomberg EPD 36.8% EPD 87.0% EPD 58.9% EPD -12.1% EPD -1.2% EPD 35.5% EPD 12.6% EPD 29.3% EPD 16.9% EPD -30.1% EPD 64.7% EPD 16.4% EPD 20.1% EPD 13.4% EPD 11.5%

Proven Track Record(1) Source: Bloomberg 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2Q 10 EPD 0 0.3653 1.5493 3.0426 2.545 3.7988 4.4124 4.3484 5.9126 7.0811 4.64 6.84 9.84 Alerian MLP Index 0 -0.077 0.3434 0.9298 0.8642 1.6936 2.143 2.3412 3.2016 3.7342 2 3.32 4.91 S&P 500 0 0.2104 0.1002 -0.0304 -0.2446 -0.0281 0.0775 0.1304 0.3088 0.3806 -0.13 0.01 2.7 (1) Past results may not be representative of future performance. (2) Total assets presented for 2005 through 2008 have been recast to include TEPPCO. (3) Based on trailing 6-month average as of September 3, 2010. Total Return w/Reinvested Distributions 7/1/1998 1/1/1999 1/1/2000 1/1/2001 1/1/2002 1/1/2003 1/1/2004 1/1/2005 1/1/2006 1/1/2007 1/1/2008 1/1/2009 2Q10 Total Assets 0.7 1.5 2 2.4 4.2 4.8 11.3 17.5 19.1 22.5 24.2 26.2 28.3 36% CAGR Daily Liquidity(3) - $Millions EPD KMP ETP PAA BWP EEP BWP TPP MMP BPL LP Distributions 52 35 22 10 7 5 5 4 3 62 2.7% Total Assets(2) - $Billions

Non-GAAP Reconciliations

This presentation utilizes the Non-GAAP financial measures of Gross Operating Margin, Adjusted EBITDA and Distributable Cash Flow. In general, we define Gross Operating Margin as operating income before: (i) depreciation, amortization and accretion expense; (ii) non-cash asset impairment charges; (iii) operating lease expenses for which we do not have the payment obligation; (iv) gains and losses from asset sales and related transactions; and (v) general and administrative costs. The GAAP financial measure most directly comparable to Gross Operating Margin is operating income. In general, we define distributable cash flow as net income or loss attributable to Enterprise Products Partners L.P. adjusted for: (i) the addition of depreciation, amortization and accretion expense; (ii) the addition of operating lease expenses for which we do not have the payment obligation; (iii) the addition of cash distributions received from unconsolidated affiliates less equity in income from unconsolidated affiliates; (iv) the subtraction of sustaining capital expenditures and cash payments to settle asset retirement obligations; (v) the addition of losses or subtraction of gains from asset sales and related transactions; (vi) the addition of cash proceeds from asset sales or related transactions; (vii) the return of an investment in an unconsolidated affiliate (if any); (viii) the addition of losses or subtraction of gains on the monetization of derivative instruments recorded in accumulated other comprehensive income (loss), if any, less related amortization of such amount to earnings; (ix) the addition of transition support payments received from El Paso Corporation related to the GulfTerra merger; (x) the addition of net income attributable to the noncontrolling interest associated with the public unitholders of Duncan Energy Partners L.P., less related distributions to be paid to such holders with respect to the period of calculation; and (xi) the addition or subtraction of other miscellaneous non-cash amounts (as applicable) that affect net income or loss for the period. The GAAP measure most directly comparable to Distributable Cash Flow is net cash flows provided by operating activities. We define Adjusted EBITDA as net income or loss minus equity in income of unconsolidated affiliates, plus distributions received from unconsolidated affiliates, interest expense, provision for income taxes and depreciation, amortization and accretion expense. Adjusted EBITDA is commonly used as a supplemental financial measure by management and external users of our financial statements, such as investors, commercial banks, research analysts and rating agencies, to assess: (i) the financial performance of our assets without regard to financing methods, capital structures or historical cost basis; (ii) the ability of our assets to generate cash sufficient to pay interest and support our indebtedness; and (iii) the viability of projects and the overall rates of return on alternative investment opportunities. Since Adjusted EBITDA excludes some, but not all, items that affect net income or loss and because these measures may vary among other companies, the Adjusted EBITDA data presented in this press release may not be comparable to similarly titled measures of other companies. The GAAP measure most directly comparable to Adjusted EBITDA is net cash flows provided by operating activities. Non-GAAP Financial Measures

Non-GAAP Reconciliations

Non-GAAP Reconciliations

Non-GAAP Reconciliations